April 13, 2012

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	BlackRock Variable Series Funds, Inc. (the “Registrant”)
Securities Act File No. 002-74452
Investment Company Act File No. 811-03290

Ladies and Gentlemen:

In connection with the Commission Staff’s review of Post-Effective Amendment No. 59 to the Registration Statement on Form N-1A of BlackRock Variable Series Funds, Inc. on behalf of the BlackRock Balanced Capital V.I. Fund, the BlackRock Global Opportunities V.I. Fund, the BlackRock International V.I. Fund and the BlackRock Total Return V.I. Fund, each a series of the Registrant, as filed with the Commission on February 15, 2012 (the “Registration Statement”), the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BlackRock Variable Series Funds, Inc.

By: /s/ Ben Archibald
Name: Ben Archibald
Title: Assistant Secretary